Mail Stop 4561

October 29, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re:** **Sweet Spot Games, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed on October 26, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2009.

Financial Statements

1.   You have not provided a signed and dated audit report, and as such your filing fails to comply with significant requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Please amend your filing accordingly.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Restatement, page F-8

2.   We note your disclosure that the financial statements have been restated as a result of a change in auditors. It appears that the restatement provides the appropriate financial periods, as requested in our prior comment 2, and also corrects errors in your previously issued financial statements. However, your restatement footnote disclosures do not appear to meet the requirements of SFAS No. 154, paragraphs 25-26. Please revise you financial statements to include the

disclosures outlined in paragraphs 25-26, including a description of the nature of any error and the effect of the correction on each financial statement line item.

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If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271. If you require further assistance, you may contact the undersigned at (202) 551- 3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via Facsimile (704) 944-4280</u>
       Charles Barkley, Esq.